UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 30, 2015

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

On July 27, 2015 (the “July Release”), August 25, 2015 (the “August Release”), September 1, 2015 (the “September 1 Release”) and September 8, 2015 (the “September 8 Release”), NewLead Holdings Ltd. (the “Company”) announced certain updates following a commercial review with respect to four of its vessels, the MT Sofia, the MV Newlead Albion, the MT Nepheli and the MV Newlead Venetico. On September 15, 2015 (the “September 15 Release”) and September 24, 2015 (the “September 24 Release”) the Company announced the entrance into new time charter contracts and an update for the Newlead Castellano and the MT Newlead Granadino.

Copies of the July Release, the August Release, the September 1 Release, the September 8 Release, the September 15 Release and the September 24 Release are attached as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, to this Report on Form 6-K and are incorporated herein by reference.

Exhibits

Exhibit

No.	Exhibit

99.1	Press Release dated as of July 27, 2015

99.2	Press Release dated as of August 25, 2015

99.3	Press Release dated as of September 1, 2015

99.4	Press Release dated as of September 8, 2015

99.5	Press Release dated as of September 15, 2015

99.6	Press Release, dated as of September 24, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2015

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer